March 2, 2006

VIA FAX

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Our Ref:	JC040106
Your Ref:	001-31909

Re:	Aspen Insurance Holdings Limited (the ‘‘Company’’) Review of Form 10-K for the fiscal Year Ended December 31, 2004 Filed March 14, 2005 (File No. 001-31909)

Dear Mr. Rosenberg,

Further to our response letter dated February 24, 2006 and the discussion between the Company and Ms. Dana Hartz on February 28, 2006 and March 2, 2006, we have set out below our proposed additional response to Comment #2 and for your convenience, we set forth in this letter (the ‘‘Response Letter’’) Comment #2 from your letter dated December 20, 2005, in bold typeface and include the Company’s response below such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies – Premiums, page 68

2.	We believe your disclosure in Management’s Discussion and Analysis regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

b.	Discuss the key assumptions used to arrive at management’s best estimate of the assumed premium estimate and what specific factors led management to believe that this amount is the most realistic. Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. methodology and/or assumptions used) would have on reported results, financial position and liquidity.

c.	Disclose the provision for doubtful accounts that is recorded related to the assumed premium estimate. If no provision is recorded, please discuss why management believes all amounts recorded are collectible.

In our Annual Report on Form 10-K, we propose to provide the following additional disclosure:

The most likely drivers of change in the estimates in decreasing order of magnitude are:

•	changes in the renewal rate or rate of new business acceptances by the cedent insurance companies leading to lower or greater volumes of ceded premiums than our estimate; such changes could result from changes in the relevant primary market that could affect more than one of our cedents or could be a consequence of changes in marketing strategy or risk appetite by a particular cedent;

•	changes in the rates being charged by cedents; and

•	differences between the pattern of inception dates assumed in our estimate and the actual pattern of inception dates.

We anticipate that ultimate premiums might reasonably be expected to vary by up to 5% as a result of variations in one or more of the assumptions described above, although larger variations are possible. Based on gross written premiums of $168.1 million in our property reinsurance treaty pro rata account as of December 31, 2005, a variation of 5% could increase or reduce net income before taxation by approximately $4 million.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 1-441-297-9371, Michael Groll of LeBoeuf, Lamb, Greene & MacRae at 1-212-424-8616 or Joe Ferraro of LeBoeuf, Lamb, Greene & MacRae at 011-44-207-459-5125.

Yours sincerely,

/s/ Julian Cusack
Julian Cusack
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:	Dana Hartz Lisa Vanjoske U.S. Securities and Exchange Commission

Ian Campbell
David Curtin
Patricia Roufca
        Aspen Insurance Holdings Limited

Richard Bennison
Robert Lewis
David Greenfield
        KPMG Audit Plc

Michael Groll
Joseph Ferraro
        LeBoeuf, Lamb, Greene & MacRae